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                                                                      Exhibit 15

            DISTRIBUTION PLAN OF NATIONWIDE INVESTING FOUNDATION III

                              LOCAL FUND SHARES OF
                        NATIONWIDE S & P 500 INDEX FUND

      Section 1. The Distribution Plan (the "Plan") constitutes the distribution plan of the Local Fund Shares of the Nationwide S & P 500 Index Fund (the "Fund"), a series of Nationwide Investing Foundation III (the "Trust") and is adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "1940 Act").

      Section 2. Subject to the limitations on the payment of asset-based sales charges set forth in Section 2830 of the Conduct Rules of the National Association of Securities Dealers, Inc., the Fund shall pay amounts not exceeding a maximum amount equal to 0.07% of the average of the daily net assets of the Local Fund Shares of the Fund to Nationwide Advisory Services, Inc. (the "Underwriter") for activities or expenses primarily intended to result in the sale of the Local Fund Shares of the Fund including, but not limited to, compensation to registered representatives and other personnel of the Underwriter, its affiliates, or broker-dealers, incremental costs of prospectuses and periodic shareholder reports for distribution to other than existing shareholders, advertising, and preparation and distribution of sales literature.

      Section 3. This Plan shall not take effect until it has been approved by a vote of at least a majority (as defined in the Act) of the outstanding voting securities of the Local Fund Shares of the Fund, if adopted after any public offering of such Shares or by the vote of the initial shareholder if adopted prior to any public offering of the Local Fund Shares.

      Section 4. This Plan shall not take effect until it has been approved together with any related agreements of the Fund (by votes of the majority of both (a) the Board of Trustees of the Trust and (b) those Trustees of the Trust who are not "interested persons" (as defined in the 1940 Act) of the Trust and who have no direct or indirect financial interest in the operation of this Plan or any agreements of the Fund or any other person related to this Plan (the "Rule 12b-1 Directors"), cast in person at a meeting called for the purpose of voting on this Plan or such agreements.

      Section 5. Unless sooner terminated pursuant to Section 8, this Plan shall continue in effect for a period of one year from the date it takes effect and thereafter shall continue in effect so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in
Section 4.

      Section 6. Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement shall provide to the Trustee's Board and the Board shell review at least quarterly a written report of the amounts so expended and the purposes for which such expenditures were made.
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      Section 7. This Plan may be terminated at any time by vote of a majority of the Rule 12b-1 Trustees, or by vote of a majority of the outstanding Local Fund Shares of the Fund.

      Section 8. Any agreement of the Fund related to this Plan shall be in writing, and shall provide:

      A. That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Rule 12b-1 Trustees or by a vote of a majority of the outstanding Local Fund Shares on not more than sixty days written notice to any party to the agreement; and

      B. That such agreement shall terminate automatically in the event of its assignment.

      Section 9. This Plan may not be amended to increase materially the amount of distribution expenses provided for in Section 2 hereof unless such amendment is approved in the manner provided in Section 3 hereof and no material amendment to this Plan shall be made unless approved in the manner provided for in Section 4 hereof.